FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Act of 1934

                        For the month of March 2003

                     Mexico Mining Group, S.A. de C.V.
              (Translation of Registrant's name into English)

                     Grupo Minero Mexico, S.A. DE C.V.
                     Baja California 200 Col. Roma Sur
                            06760 Mexico, D.F.
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

                         Form 20-F X          FORM 40-F

Indicate by check mark whether the registrant by furnish the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934

                            Yes:               No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 SIGNATURE PAGE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO MINERO MEXICO, S.A. DE C.V.

Date: Mayo 9, 2003


By:
Name: Daniel Tellechea Salido
Title: Managing Director, Finance




              GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003 AND 2002 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2003


                  A  S  S  E  T  S

                                                         2003          2002
CURRENT:
Cash and marketable securities                    $    896,263    $   578,919
  Notes and accounts receivable
  Trade,                                               653,977        899,202
  Affiliated companies                               3,039,535      3,199,299
  Recoverable taxes                                    451,990        330,489

  Other                                                297,485        134,377
                                                    ----------     ----------
                                                     4,442,987      4,563,367

Inventories of primary and secondary
  Metals and byproducts                              1,093,668        836,981
Materials and supplies,                              1,047,980      1,097,368
Prepaid expenses and other                              59,596         46,843
                                                    ----------     ----------
     Total current assets                            7,540,494      7,123,478

AFFILIATED COMPANIES LONG TERM                    $  9,445,015   $  7,596,982

OTHER ASSETS:
  Deferred charges                                   2,399,550      2,196,080
  Share in trust and others                            458,803        518,898
                                                    ----------     ----------
                                                     2,858,353      2,714,978

PROPERTY AND EQUIPMENT,                             28,642,450     30,374,415

INVESTMENTS IN SHARES OF ASSOCIATED AND
  OTHER UNCONSOLIDATED COMPANIES                         5,920          6,166

GOODWILL                                               105,356        127,420
                                                    ----------     ----------
                                                  $ 48,597,588   $ 47,943,439
                                                    ==========     ==========




                 LIABILITIES AND STOCKHOLDERS'EQUITY
                                                         2003         2002
CURRENT:
  Notes and interest payable                         $ 2,088,928  $ 1,749,237
  Accounts payable and accrued liabilities            15,942,827    2,259,598
  Affiliated companies                                 1,184,314      528,312
  Income tax, asset tax and
   employee profit sharing                               209,583       90,252
                                                      ----------   ----------
        Total current liabilities                     19,425,652    4,627,399

LONG-TERM DEBT                                        12,202,066   10,988,097

LIABILITY FOR VOLUNTARY RETIREMENT, PENSIONS,
  SENIORITY PREMIUMS AND MEDICAL SERVICES                371,577      287,858

AFFILIATED COMPANIES LONG TERM                            617,064      546,353

DEFERRED INCOME TAXES                                   7,023,282    7,526,999
                                                       ----------   ----------
        Total liabilities                              39,639,641   23,976,706

STOCKHOLDERS' EQUITY:
  Capital stock                                        11,895,565   11,895,565
  Additional paid-in capital                               22,712       22,712
  Retained earnings                                    24,696,075   39,700,400
  Initial effect of deferred income taxes              (8,719,336)  (8,719,336)
  Cumulative effect of restatement                    (19,824,243) (19,802,554)
                                                       ----------   ----------
        Total majority stockeholders' equity            8,070,773   23,096,787
Minority interest                                         887,174      869,946
                                                       ----------   ----------
                                                        8,957,947   23,996,733

        Total stockholders' equity                    $48,597,588 $ 47,943,439
                                                       ==========   ==========




             GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF INCOME
          FOR THE PERIODS 1st. QUARTER 2002 AND 1st. QUARTER 2003
    EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2003


                                                    2002            2003
                                              --------------   -------------
                                                 QRT.1     %     QRT.1     %

NET SALES                                      1,973,150  100  1,626,534  100
COST OF SALES                                  1,542,142   78  1,109,870   68
                                              ----------       ---------
                                                 431,008   22    516,664   32

OPERATING EXPENSES:
 Administrative expenses                          91,680    5     81,175    5
 Depreciation and amortization                   428,115   22    467,582   29
                                              ----------       ---------
OPERATING INCOME                                 (88,787)  (4)   (32,093)  (2)

INTEGRAL RESULT OF FINANCING:
 Interest expense, net                            60,246    3    140,777    9
 Exchange (gain) loss, net                       (95,764)  (5)   129,238    8
 Gain on monetary position                      (137,301)  (6)  (294,908) (18)
                                              ----------        --------
                                                (172,819)  (9)   (24,893)  (2)

OTHER (EXPENSES) INCOME, net                      (4,126)   0        587    0
                                             ----------        --------
   Income (loss)Loss before provisions            79,906    4     (6,613)   0

PROVISIONS FOR:
 Income taxes                                      5,807    0      5,325    0
 Deferred tax                                     (3,397)   0     45,289    3
 Asset taxes                                      34,270    2     62,624    4
 Employee profit sharing                           1,672    0      1,637    0
                                              ----------      ----------
                                                 383,352    2    114,875    7
                                              ----------      ----------
   Consolidated net income
     (loss) for the period                        41,554    2   (121,488)  (7)
                                              ==========       =========
DISTRIBUTION OF THE CONSOLIDATED NET
  INCOME (LOSS) FOR THE PERIOD:
     Minority interest                              (892)   0      7,709    0
     Majority interest                            42,446    2   (129,197)  (8)
                                              ----------      ----------
                                                  41,554    2   (121,488   (7)
                                              ==========       =========

Average realized copper price (cts. Pound)         75.00         78.00
Average realized zinc price (cts. Pound)           39.00         39.00
Exports                                            54.76%        25.83%
*LTM Ratio of EBITDA to interest expense            1.13          1.47
LTM inflation rate                                  4.66%         5.64%
LTM devaluation rate                               (5.97%)       18.46%
Earnings per share                                  0.07         (0.20)
Number of shares                             650,161,917   650,161,917

*Last twelve months





            GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
               FOR THE PERIOD ENDED MARCH 31, 2003 and 2002
    EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2003

                                                  2003     %      2002     %

NET SALES                                      1,626,534  100  1,973,150  100
COST OF SALES                                  1,109,870   68  1,542,142   78
                                              ----------        --------
                                                 516,664   32    431,008   22

OPERATING EXPENSES:

 Administrative expenses                          81,175    5     91,680    5
 Depreciation and amortization                   467,582   29    428,115   22
                                              ----------        --------

OPERATING LOSS                                   (32,093)  (2)   (88,787)  (4)
                                              ----------        --------

     INTEGRAS COST OF FINANCING:
 Interest expense, net                           140,777    9     60,246    3
 Exchange loss (gain), net                       129,238    8    (95,764)  (5)
 Gain on monetary position                      (294,908) (18)  (137,301)  (7)
                                              ----------        --------
                                                 (24,893)  (2)  (172,819)  (9)

 OTHER INCOME (EXPENSES), net                        587    0     (4,126)  (1)

     (Loss) Income before provisions              (6,613)  (1)    79,906    4

PROVISIONS FOR:
 Income taxes                                      5,325    0      5,807    0
 Deferred income taxes                            45,289    3     (3,397)   0
 Asset taxes                                      62,624    4     34,270    2
Employee profit sharing                            1,637    0      1,672    0
                                              ----------        --------
                                                 114,875    7     38,352    2

   Consolidated net (loss) income
     for the periods                            (121,488)  (7)    41,554    2
                                              ==========        ========

ALLOCATION OF CONSOLIDATED NET (LOSS) INCOME:
 Majority interest                                 7,709   0       (892)    0
 Minority interest                              (129,197) (8)     42,446    2
                                              ----------        --------
                                                (121,488) (7)     41,554    2
                                              ==========        ========

   Average realized copper price(cts. Pound)       78.00           75.00
   Average realized zinc price (cts. Pound)        39.00           39.00
   Exports                                         25.83%          54.76%
   Ratio of EBITDA to interest expense              1.47            1.13
   Inflation rate                                   5.64%           4.66%
   Devaluation rate (average)                      18.46%          (5.97%)
   Earnings per share                              (0.20%)          0.07
   Number of shares                          650,161,917     650,161,917




                       GRUPO MINERO MEXICO, S.A. DE C.V.
                                  S A L E S
                  ACUMULATED AS OF MARCH 31st, 2003 AND 2002


         C O N C E P T                       REAL      REAL   VARIATION    %
                                             2003      2002

                                V  O  L  U  M  E

GOLD                               (Kg)        200       178        22     12
SILVER                             (Kg)    111,017   105,831     5,186      5
LEAD                               (TONS)    5,801     7,242    (1,441)   (20)
COPER                              (TONS)   53,792    84,219   (30,427)   (36)
ZINC                               (TONS)   22,638    25,899    (3,261)   (13)
ZINC CONTAINED  IN CONCENTRATES    (TONS)    4,024     7,704    (3,680)   (48)
COPPER CONTAINED IN CONCENTRATES   (TONS)      (29)   (2,180)    2,151    (99)


                           THOUSAND OF MEXICAN PESOS
    EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF
                               MARCH 31st, 2003

GOLD                                1%      24,957    16,330     8,627     53
SILVER                             11%     182,456   148,599    33,857     23
LEAD                                2%      28,589    34,531    (5,942)   (17)
COPPER                             62%   1,005,621 1,350,211  (344,590)   (26)
ZINC                               13%     205,222   217,061   (11,839)    (5)
ZINC CONTAINED  IN CONCENTRATES     3%      49,039    62,973   (13,934)   (22)
COPPER CONAINED IN CONCENTRATES    (0%)       (512)  (31,489)   30,977    (98)
OTHERS                              8%     131,162   174,934   (43,772)   (25)
                                         --------- ---------  --------    ---
           T O T A L              100%   1,626,534 1,973,150  (346,616)   (18)

TOTAL THOUSAND DOLLARS            100%    147,293    201,577   (54,284)   (27)


                           % OF CONTRIBUTION PER COMPANY

                                   VARIATION IN      % OF PARTICIPATION
                                 SALES  2003/2002     TOTAL SALES 2003
                                 PESOS    DOLLARS          PESOS
                                 -----    -------          -----
MEXCOBRE                         (29%)     (32%)             55%
I.M.M.S.A.                       (12%)     (19%)             28%
MEXCANANEA                         9%        2%              17%
GRUPO MINERO MEXICO              (18%)     (27%)            100%




                            GRUPO MINERO MEXICO, S.A. DE C.V.
                                        SALES
                       ACUMULATED AS OF MARCH 31st, 2003 AND 2002
           EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY
                                AS OF MARCH 31st, 2003
                              (THOUSAND OF MEXICAN PESOS)

         C O N C E P T                     REAL       REAL     VARIATION    %
                                           2003       2002
       GRUPO MINERO MEXICO
GOLD                                      24,957     16,330      8,627     53
SILVER                                   182,456    148,599     33,857     23
LEAD                                      28,589     34,531     (5,942)   (17)
COPPER                                 1,005,621  1,350,211   (344,590)   (26)
ZINC                                     205,222    217,061    (11,839)    (5)
ZINC CONTAINED  IN CONCENTRATES           49,039     62,973    (13,934)   (22)
COPPER CONTAINED IN CONCENTRATES            (215)   (31,489)    30,977    (98)
OTHERS                                   131,162    174,934    (43,772)   (25)
                                       ---------  ---------  ---------    ---
            T O T A L                  1,626,534  1,973,150   (346,616)   (18)

            MEXCOBRE
GOLD                                      18,444     18,680       (236)    (1)
SILVER                                    72,233     97,242    (25,009)   (26)
COPPER                                     1,174      2,573     (1,399)   (54)
ELECTROLYTIC CATHODIC COPPER             473,826    712,273   (238,447)   (33)
ELECTROWON CATHODIC COPPER               100,637     40,242     60,395    150
COPPER RODS                              237,226    489,324   (252,098)   (52)
COPPER CONTAINED IN CONCENTRATES               0    (30,987)    30,987   (100)
MOLYBDENUM                                68,650     49,366     19,284     39
OTHERS                                    22,884     26,293     (3,409)   (13)
                                       ---------  ---------    -------    ---
            SUBTOTAL                     995.076  1,405,005   (409,929)   (29)

INTERCOMPANY  SALES                       93,368     73,322     20,046     27
                                       ---------  ---------  ---------    ---
            TOTAL                        901,708  1,331,683   (429,975)   (32)
                                       =========  =========  =========    ===

 IMMSA/MIMENOSA(underground mines)
GOLD                                      19,414     17,833      1,581      9
SILVER                                   154,646    156,540     (1,894)    (1)
LEAD                                      28,589     34,532     (5,943)   (17)
COPPER                                    72,861     68,604      4,257      6
ZINC                                     216,390    196,879     19,511     10
ZINC CONTAINED IN CONCENTRATES            49,039     62,973    (13,934)   (22)
COPPER CONTAINED IN CONCENTRATES          12,407     32,175    (19,768)   (61)
OTHERS                                    48,225    111,831    (63,606)   (57)
                                       ---------  ---------    -------    ---
            SUBTOTAL                     601,572    681,366    (79,794)   (12)
INTERCOMPANY SALES                       154,262    233,609    (79,347)   (34)
                                       ---------  ---------    -------    ---
            TOTAL                        447,310    447,758       (448)    (0)
                                       =========  =========    =======    ===
          MEXCANANEA
SILVER                                     5,231          0      5,231    100
COPPER                                    (1,094)     4,511     (5,605)  (124)
COPPER CATHODES                          280,396    218,885     61,511     28
COPPER CONTAINED IN CONCENTRATES         287,856    302,335    (14,479)    (5)
                                       ---------  ---------  ---------    ---
            SUBTOTAL                     572,389    525,731     46,658      9
INTERCOMPANY SALES                       294,873    332,022    (37,149)   (11)
                                       ---------  ---------  ---------    ---
            TOTAL                        277,516    193,709     83,807     43
                                       =========  =========  =========    ===




                     GRUPO MINERO MEXICO, S.A. DE C.V.
                               SALES VOLUME
                ACUMULATED AS OF MARCH 31st 2003 AND 2002
                               (METRIC TONS)


              C O N C E P T               REAL      REAL
                                          2003      2002     VARIATION    %
          GRUPO MINERO MEXICO

GOLD    (Kg)                                200        178         22     12
SILVER  (Kg)                            111,017    105,831      5,186      5
LEAD                                      5,801      7,242     (1,441)   (20)
COPPER                                   53,792     84,219    (30,427)   (36)
ZINC                                     22,638     25,899     (3,261)   (13)
ZINC CONTAINED IN CONCENTRATES            4,024      7,704     (3,680)   (48)
COPPER CONTAINED IN CONCENTRATES            (29)    (2,180)     2,151    (99)

          MEXCOBRE

GOLD    (Kg)                                150        207        (57)   (28)
SILVER  (Kg)                             44,089     69,872    (25,783)   (37)
COPPER                                       66        215       (149)   (69)
ELECTROLYTIC CATHODIC COPPER             22,147     33,409    (11,262)   (34)
ELECTROWON CATHODIC COPPER                5,362      2,675      2,687    100
COPPER RODS                              12,265     30,416    (18,151)   (60)
COPPER CONTAINED IN CONCENTRATES              0     (2,096)     2,096   (100)
MOLYBDENUM                                  687        848       (161)   (19)

          IMMSA/MIMENOSA

GOLD    (Kg)                                151        197        (46)   (23)
SILVER  (Kg)                             93,426    104,798    (11,372)   (11)
LEAD                                      5,801      7,242     (1,441)   (20)
COPPER                                    4,006      4,256       (250)    (6)
ZINC                                     24,086     24,130        (44)    (0)
ZINC CONTAINED IN CONCENTRATES            4,024      7,704     (3,680)   (48)
COPPER CONTAINED IN CONCENTRATES            635      2,144      (1,509)  (70)

          MEXCANANEA

SILVER  (Kg)                              3,044      3,249        (205)   (6)
COPPER CATHODES                          15,574     14,894         680     5
COPPER CONTAINED IN CONCENTRATES         13,973     19,603      (5,630)  (29)




                        MEXICANA DE COBRE, S.A. DE C.V.
               COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                    ACUMULATED OF MARCH 31st. 2003 AND 2002

          C O N C E P T                 REAL       REAL      VARIATION   %
                                        2003       2002
     M I N  E
PERFORATION       (METERS)             72,743     69,428       3,315     5%
ORE               (000MT)               5,231      5,535        (304)   (5%)
ORE GRADE                    %          0.529      0.518       0.011     2%
LEACH ORE         (000 MT)              7,486      5,277       2,209    42%
ORE GRADE                    %          0.287      0.247       0.040    16%
WASTE             (000 MT)              3,562      3,497          65     2%
STRIPPING RATIO   W/(O+L)                0.28       0.32       (0.04)  (13%)
STRIPPING RATIO   (L+W)/O                2.11       1.59        0.52    33%
MATERIAL MOVED    (000 MT)             16,278     14,309       1,969    14%

CONCENTRATOR RECOVERY                   77.55      80.38       (2.83)   (4%)

    CONCENTRADOR
CONCENTRATES PRODUCED                  81,876     85,072      (3,196)   (4%)
COPPER CONTAINED RECOVERED             21,503     23,468      (1,965)   (8%)

    GRADES
COPPER IN CONCENTRATES
  PRODUCED                   %         26.26       27.59       (1.33)   (5%)
POUNDS OF COPPER PRODUCED         47,406,230  51,738,149  (4,331,919)   (8%)
SILVER CONTAINED IN
  CONCENTRATES               KGS.     11,531      11,241         290     3%
GOLD CONTAINED IN
  CONCENTRATES               KGS.         38          31           7    23%
MOLLY CONTAINED PRODUCED                 713         827        (114)  (14%)

   SX-EW PLANTS
COPPER CATHODES PRODUCED               5,473       3,623       1,850    51%
POUNDS  OF COPPER
  PRODUCED                   LBS  12,066,531   7,988,299   4,078,232    51%

   SMELTER
CONCENTRATES PURCHASED                54,472      97,056     (42,584)  (44%)
CONCENTRATES SMELTED                 137,070     193,664     (56,594)  (29%)
TOTAL SMELTED                        181,412     281,249     (99,837)  (35%)
COPPER CONTAINED                      56,629      85,954     (29,325)  (34%)
COPPER RECOVERED             %         97.49       97.21        0.28     0%

PRODUCTION  IN MT
COPPER ANODES                         43,200      66,884     (23,684)  (35%)

POUNDS OF COPPER PRODUCED        944,534,950 146,207,389 798,327,561   546%
SULFURIC ACID PRODUCED               132,700     197,350     (64,650)  (33%)
SILVER CONTAINED
IN ANODES PRODUCED          KGS.      42,162      83,499     (41,337)  (50%)

GOLD CONTAINED
IN ANODES PRODUCED          GRS.     173,714     270,514     (96,800)  (36%)

    R E F I N E R Y
COPPER CATHODES PRODUCED              34,185      60,805     (26,620)  (44%)
POUNDS OF COPPER PRODUCED   LBS.  75,365,580 134,051,818 (58,686,238)  (44%)

    ROD PLANT
COPPER ROD PRODUCED                   11,848      29,220     (17,372)  (59%)
POUNDS OF COPPER PRODUCED   LBS.  26,118,887  64,416,309 (38,297,422)  (59%)
    PRECIOUS METALS PLANT
GOLD REFINED                Oz.        4,836       7,979      (3,143)  (39%)
SILVER REFINED              Oz.    1,413,446   2,194,471    (781,025)  (36%)

TOTAL CONTAINED COPPER
  PRODUCT T.M.S             TMS       43,230      51,478      (8,248)  (16%)




              INDUSTRIAL MINERA MEXICO/MINERALES METALICOS DEL NORTE
                    SUMMARY OF PRODUCTION OF MINES AND PLANTS
                    ACUMULATED AS OF MARCH 31st, 2003 AND 2002
                                 (METRIC TONS)

       C O N C E P T                        REAL      REAL    VARIATION    %
                                            2003      2002
         M I N E S
M I N E S
MILLED TONS                              1,062,978 1,149,235   (86,257)   (8)

C O N C E N T R A T E S
ZINC                                        59,594    61,775    (2,181)   (4)
LEAD                                         9,927    10,418      (491)   (5)
COPPER                                      19,129    20,008      (879)   (4)

CONTENS
ZINC                                        32,324    33,738    (1,414)   (4)
LEAD                                         5,389     5,957      (568)  (10)
COPPER                                       4,403     4,538      (135)   (3)
SILVER   (KGS)                              82,781    92,617    (9,836)  (11)
GOLD     (KGS)                              66,408    64,390     2,018     3

         P L A N T S
SAN LUIS COPPER SMELTER
GOLD     (KGS)                                 200       249       (49)  (20)
SILVER   (KGS)                              74,177    75,738    (1,561)   (2)
COPPER BLISTER                               6,006     5,683       323     6
ARSENIC                                        452       461        (9)   (2)

SAN LUIS ZINC REFINERY
GOLD     (KGS)                                   2         0         2     1
SILVER   (KGS)                               3,954     3,078       876    28
ZINC REFINED                                24,194    22,116     2,078     9
SULFURIC ACID                               43,692    37,927     5,765    15
CADMIUM                                        170       156        14     9

TOLLING
GOLD     (KGS)                                  39        41        (2)   (5)
SILVER   (KGS)                              37,131    41,934    (4,803)  (11)
LEAD                                         4,110     4,623      (513)  (11)

COAL PLANT
COKE                                        21,361    21,709      (348)   (2)
COAL                                       105,962   349,096  (243,134)  (70)




                         MEXICANA DE CANANEA S.A. D E C.V.
                COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                  ACUMULATED AS OF MARCH 31st, 2003 AND 2002

     C O N C E P T                         REAL        REAL     VARIATION  %
                                           2003        2002
         M I N E
PERFORATION      (METERS)                103,165      211,590   (108,425) (51%)
ORE              (000 MT)                  3,369        4,984     (1,615) (32%)
ORE GRADE                         %        0.532        0.530      0.002    0%
LEACH ORE        (000 MT)                  7,321        7,115        206    3%
ORE GRADE                         %        0.249        0.253     (0.004)  (2%)
WASTE            (000 MT)                  3,077       15,662    (12,585) (80%)
STRIPPING RATIO  W/(O+L)                    0.29         1.29      (1.00) (78%)
STRIPPING RATIO  (L+W)/O                    3.09         4.57      (1.48) (32%)

MATERIAL MOVED   (000 MT)                 13,767       27,761    (13,994) (50%)

CONCENTRATOR RECOVERY             %        79.48        79.53      (0.05)  (0%)

    CONCENTRATOR
CONCENTRATES PRODUCED                     50,847       81,664    (30,817) (38%)
COPPER CONTAINED RECOVERED                14,094       20,988     (6,894) (33%)

    GRADES
COPPER IN CONCENTRATES PRODUCE    %        27.72        25.70       2.02    8%
POUNDS OF COPPER PRODUCED             31,071,716   46,271,658(15,199,942) (33%)
SILVER CONTAINED IN CONCENTRATE   KGS      4,484        6,405     (1,921) (30%)
GOLD CONTAINED IN CONCENTRATES    KGS         44           60        (16) (27%)

    SX-WE PLANTS
COPPER CATHODES PRODUCED                   9,877       11,774     (1,897) (16%)
POUNDS OF COPPER PRODUCED        LBS  31,774,399   25,957,234  5,817,165   22%

TOTAL CONTAINED COPPER PRODUCED  TMS      23,851       31,377     (7,526) (24%)




            INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE
                              COST OF PRODUCTION
                   ACUMULATED AS OF MARCH 31st, 2003 AND 2002
                                 (US DOLLARS)

          C O N C E P T                       REAL     REAL
                                              2003     2002   VARIATION    %
        COST PER MT MILLED

CHARCAS                                       13.37    16.99    (3.62)    (21)

SAN MARTIN                                    15.02    18.65    (3.63)    (19)

TAXCO                                         26.72    25.92     0.80       3

SANTA BARBARA                                 17.00    16.76     0.24       1

      AVERAGE COST                            16.17    18.62    (2.45)    (13)

TOTAL PRODUCTION COST-MINES (000)            17,679   21,403   (3,724)    (17)



        COST PER MT PROCESSED

SAN LUIS COBRE (BLISTER)                     589.97   630.48    (40.51)    (6)

SAN LUIS ELECTROLITIC (Zn)                   388.27   389.13     (0.86)    (0)

NUEVA ROSITA (COKE)*                         109.23   100.97      8.26      8

TOTAL PRODUCTION COST-PLANTS (000)           15,781   17,932    (2,151)   (12)

TOTAL PRODUCTION COST-IMM (000)              33,460   39,335    (5,875)   (15)


*COST PER MT OF PRODUCED COKE




                               GRUPO MINERO MEXICO
                                METALS INVENTORY

                                         MARCH 31st MARCH 31st   VARIATION
                                            2003        2002        %
GOLD                             (KG)
 CONCENTRATE                                   85          77       10
 IN PROCESS                                   431         313       28
 FINISHED                                      53         117      (55)

           TOTAL                              569         507       12

SILVER                          (KG)
 CONCENTRATE                               19,656      29,445      (33)
 IN PROCESS                               209,842     241,001      (13)
 FINISHED                                  21,004      25,930      (19)

           TOTAL                          250,502     296,376      (15)

LEAD                            (TON)
 CONCENTRATE                                  682         519       31
 IN PROCESS                                16,713      12,111       38
 FINISHED                                       9           0        0

           TOTAL                           17,404      12,630       38

COPPER                          (TON)
 CONCENTRATE                                5,782       5,428        7
 IN PROCESS                                26,344      20,668       27
 FINISHED                                   8,894      11,568      (23)

           TOTAL                           41,020      37,664        9

ZINC                            (TON)
 CONCENTRATE                                8,259      10,596      (22)
 IN PROCESS                                11,116       6,694       66
 FINISHED                                   6,775       4,248       59

           TOTAL                           26,150      21,538       21

TOTAL GROUP (THOUSANDS OF
 MEXICAN PESOS)                         1,093,668     836,981       31




                    MEXICANA DE COBRE / MEXICANA DE CANANEA
                    COMPARATIVE SUMMARY OF PRODUCTION COST
                   ACUMULATED AS OF MARCH 31st. 2003 AN 2002

                                                     U S      D O L L A R S
                                           REAL     REAL
                                           2003     2002   VARIATION   %
   MINE-CONCENTRATOR
COST PER MT MINED                           0.58      0.55     0.03     5%
COST PER MT MILLED                          4.28      3.37     0.91    27%
TOTAL PRODUCTION COST (000)               22,473    19,017    3,456    18%

   SX-EW PLANTS
COST PER OF CATHODES PRODUCED             409.11    436.39   (27.28)   (6%)
TOTAL PRODUCTION COST (000)                2,239     1,581      658    42%

   S M E L T E R
COST PER OF ANODES PRODUCED               246.28    202.89    43.39    21%
TOTAL PRODUCTION COST (000)               10,639    13,570   (2,931)  (22%)

   R E F I N E R Y
COST PER OF ANODES PRODUCED                91.67     44.73    46.94   105%
TOTAL PRODUCTION COST (000)                3,134     2,720      414    15%

   ROD PLANT
COST PER MT OF ROD PRODUCED               107.19     49.35    57.84   117%
TOTAL PRODUCTION COST (000)                1,270     1,442     (172)  (12%)

   PRECIOUS METALS PLANT
COST PER MT OF SLIMES PROCESSED         2,974.85  2,766.25   208.60     8%
TOTAL PRODUCTION COST (000)                  675       851     (176)  (21%)

   TOTAL PRODUCTION COST (000)            40,430    39,181    1,249     3%

                                          US  CENTS PER POUND OF Cu PRODUCED

MINE CONCENTRATOR                           47.4      36.7     10.7    29%
SX-EW PLANTS                                18.6      19.8     (1.2)   (6%)
SMELTER                                     11.3       9.3      2.0    22%
REFINERY                                     4.2       2.0      2.2   110%
ROD PLANT                                    4.9       2.2      2.7   123%

                                                 U S    D O L L A R S
                                           REAL      REAL
                                           2003      2002   VARIATION    %
   MEXICANA DE CANANEA
   MINE CONCENTRATOR
COST PER MT MINED                           0.87      0.71     0.16     23%
COST PER MT MILLED                          4.69      3.66     1.03     28%
TOTAL PRODUCTION COST (000)               15,685    18,225   (2,540)   (14%)

   SX-EW PLANTS
COST PER MT OF CATHODES PRODUCED          478.92    396.13    82.79     21%
TOTAL PRODUCTION COST (000)                4,730     4,664       66      1%
  TOTAL PRODUCTION COST (000)             20,415    22,889   (2,474)   (11%)

                                               US  CENTS PER POUND OF Cu
PRODUCED
MINE CONCENTRATOR                           50.5      39.4     11.1      28%
SX-EW PLANTS                                21.7      18.0      3.7      21%